Exhibit 99.1

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

VOLTAIRE ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 6, 2011

CHELMSFORD, Mass. and RA’ANANA, Israel – December 2, 2010 – Voltaire Ltd. ("Voltaire"; NASDAQ: VOLT), a leading provider of scale-out data center fabrics, hereby provides notice of a special meeting of its shareholders to be held at the principal executive offices of Voltaire located at 13 Zarchin Street, Ra’anana 43662, Israel on January 6, 2011 at 4:00 P.M. Israel time, to consider and vote upon the proposals: (1) to approve the Agreement of Merger, dated as of November 29, 2010, by and among Voltaire, Mellanox Technologies, Ltd., a company formed under the laws of the State of Israel ("Mellanox"), and Mondial Acquisition Corporation Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Mellanox ("Merger Sub"), the merger of Merger Sub with and into Voltaire under the provisions of the Israeli Companies Law, 1999, so that Voltaire will be the surviving company and will become a wholly-owned subsidiary of Mellanox, and all other transactions contemplated under the Agreement of Merger, and (2) to approve the purchase by Voltaire of a run-off Directors and Officers Liability Insurance for a period of  seven years following the closing of the merger, as permitted under the Agreement of Merger. The Agreement of Merger was furnished by Voltaire to the U.S. Securities and Exchange Commission on a Form 6-K on November 29, 2010.

The approval of the foresaid proposals requires the affirmative vote in favor of such proposals by the holders of a majority of the voting power represented at the special meeting in person or by proxy and voting thereon (excluding abstentions), and in respect of proposal No. (1) it is also required that a majority of the voting power represented at the special meeting in person or by proxy and voting thereon (excluding abstentions and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing), will not have voted against such proposal.

Only shareholders of record at the close of business on December 7, 2010, the record date, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the meeting, in person or by proxy, subject to applicable law.

A proxy must be received at least two hours prior to the designated time for the special meeting to be validly included in the tally of shares voted at the special meeting.  Signed proxy cards must be received before this deadline by Voltaire at its offices, or by its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, or be presented to the Chairperson of the special meeting at such meeting in order for the proxy to be qualified to participate in the special meeting.  Shares held through a bank, broker or other nominee which is a shareholder of record of Voltaire or which appears in the participant list of a securities depository, may also be voted over the Internet or by telephone in accordance with the instructions set forth on the proxy card. Subject to and in accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder, any shareholder of Voltaire may address Voltaire, no later than December 17, 2010, and submit a position paper on his or her behalf.

Pursuant to Voltaire’s Articles of Association, the quorum required for the special meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in Voltaire. If a quorum is not present within thirty minutes from the time appointed for the special meeting, the special meeting shall stand adjourned to the same day at the same time in the following week, and Voltaire shall not be obligated to give notice to the shareholders of the adjourned meeting. At the adjourned meeting, all matters which were to be discussed during the special meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in Voltaire.

A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling shareholders to indicate their vote on each matter will be mailed on or around December 9, 2010, to all shareholders entitled to vote at the special meeting, and will also be furnished to the U.S. Securities and Exchange Commission on a Form 6-K and will be available on Voltaire’s website www.voltaire.com on or around that date.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, Fujitsu, HP, IBM, NEC and SGI. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.